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EXHIBIT 99.9

Supplementary Oil and Gas Disclosures (unaudited)

Supplementary Oil and Gas Disclosures (unaudited)

        The following disclosures are presented in accordance with United States Financial Accounting Standards Board ("FASB") Topic 932 — "Extractive Activities — Oil and Gas" and Subpart 1200 of Regulation S-K ("Subpart 1200") of the United States Securities and Exchange Commission. Disclosures pertaining to the audited consolidated financial statements as at and for the year ended December 31, 2020 (the "2020 Consolidated Financial Statements") of Suncor Energy Inc. ("Suncor" or the "company") were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Canadian generally accepted accounting principles contained within Part 1 of the Chartered Professional Accountants Canada Handbook, which differ in material respects from financial statements prepared in accordance with United States generally accepted accounting principles. The 2020 Consolidated Financial Statements are attached as Exhibit 99.1 to Suncor's annual report on Form 40-F for the year ended December 31, 2020 (the "Form 40-F").

Reserves Data

        Reserves data included herein are estimates only and can be significantly impacted by a variety of internal and external factors. For more information on the risks involved when estimating reserves, see the discussion in the "Statement of Reserves Data and Other Oil and Gas Information — Significant Risk Factors and Uncertainties Affecting Reserves" section in Suncor's 2020 Annual Information Form (the "2020 AIF"), which is contained in the Form 40-F. Readers should also see Suncor's Management's Discussion and Analysis for the year ended December 31, 2020, which is attached as Exhibit 99.2 to the Form 40-F (the "2020 Management's Discussion and Analysis").

        The reserves data presented herein, with an effective date of December 31, 2020, may differ in relation to the format and the basis from which volumes are economically determined under National Instrument 51-101 — "Standards of Disclosure for Oil and Gas Activities" ("NI 51-101"), as disclosed in the 2020 AIF. Subpart 1200 requires disclosure of net proved reserves, after royalties, using the average of the first-day-of-the-month prices for the twelve-month period prior to the end of the reporting period, whereas NI 51-101 requires disclosure of gross and net reserves, estimated using forecast prices and costs. For Suncor's Oil Sands Base mining operations, Fort Hills oil sands mining project, Syncrude oil sands mining project, and the Terra Nova offshore project the application of constant pricing results in these projects being uneconomic, due to the unprecedented impacts of the COVID-19 pandemic on commodity prices in 2020, such that no reserves are attributed to these properties herein. However, when utilizing forecast pricing, as permitted by NI 51-101, these projects are economic, and therefore the applicable reserves are attributed thereto as outlined in the 2020 AIF. Similarly, proved undeveloped volumes associated with Suncor's MacKay River In Situ project are only economic and qualify as proved undeveloped reserves under forecast pricing, as outlined in the 2020 AIF, and uneconomic using constant pricing and therefore these volumes are not attributed as reserves herein.

Net Proved Oil and Gas Reserves(1)(2)

        The majority of Suncor's oil and gas reserves are in Canada. In order to align with the company's segmented information in the 2020 Consolidated Financial Statements, the 2020 Management's Discussion and Analysis and the 2020 AIF, the company presents the following supplementary oil and gas disclosures by showing amounts associated with its Oil Sands segment, which are exclusively in Canada and produce synthetic crude oil ("SCO") and bitumen, separate from other Canadian operations, which are aggregated with Suncor's international operations (collectively, "Exploration and Production") and produce crude oil, natural gas and natural gas liquids ("NGLs"). Exploration and Production reserves are in offshore Canada, offshore UK, and offshore Norway.

	SCO (mmbbls)		Bitumen (mmbbls)		Crude Oil(3) (mmbbls)		Natural Gas (bcf)		Total (mmboe)
At December 31, (net reserves, constant prices and costs)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Proved Developed
Oil Sands	246	2,032	92	951	—	—	—	—	338	2,984
Exploration and Production	—	—	—	—	106	110	1	1	107	111

	246	2,032	92	951	106	110	1	1	445	3,094

Proved Undeveloped
Oil Sands	722	542	262	581	—	—	—	—	984	1,123
Exploration and Production	—	—	—	—	38	49	8	9	39	51

	722	542	262	581	38	49	8	9	1,023	1,173

Proved
Oil Sands	968	2,574	354	1,532	—	—	—	—	1,322	4,106
Exploration and Production	—	—	—	—	144	160	9	11	146	161

	968	2,574	354	1,532	144	160	9	11	1,468	4,267

Reconciliation of Net Proved Oil and Gas Reserves

(net reserves, constant prices and costs)	Balance at December 31 2018	Revisions of Previous Estimates(4)	Improved Recovery(5)	Acquisitions	Extensions and Discoveries(6)	Production	Dispositions	Balance at December 31 2019
Oil Sands
SCO (mmbbls)	2,704	33	—	—	—	(164)	—	2,574
Bitumen (mmbbls)	1,605	(6)	2	—	—	(68)	—	1,532
Exploration and Production
Crude oil(3) (mmbbls)	158	30	1	—	5	(35)	—	160
Natural gas (bcf)	11	1	—	—	1	(2)	—	11

Total (mmboe)	4,469	57	2	—	5	(267)	—	4,267

(net reserves, constant prices and costs)	Balance at December 31 2019	Revisions of Previous Estimates(4)	Improved Recovery(5)	Acquisitions	Extensions and Discoveries(6)	Production	Dispositions	Balance at December 31 2020
Oil Sands
SCO (mmbbls)	2,574	(1,438)	1	—	—	(169)	—	968
Bitumen (mmbbls)	1,532	(1,134)	1	—	—	(45)	—	354
Exploration and Production
Crude oil(3) (mmbbls)	160	10	2	—	7	(34)	—	144
Natural gas (bcf)	11	(1)	—	—	—	(1)	—	9

Total (mmboe)	4,267	(2,563)	4	—	7	(247)	—	1,468

Notes to Reserves Data:

(1)
Definitions

a.
Net reserves, in relation to Suncor's production and reserves, represents the company's working interest share after deduction of royalty obligations, plus the company's royalty interests in production and reserves.

b.
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty (at least a 90% probability that the quantities actually recovered will equal or exceed the estimate) to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

c.
Proved developed oil and gas reserves are those quantities that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and can be expected to be recovered through extraction equipment and infrastructure installed and operational at the time of the reserves estimate for projects that extract oil by means not involving a well.

d.
Proved undeveloped oil and gas reserves are those quantities that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion; and can be expected to be recovered through extraction equipment and infrastructure to be installed for projects that extract oil by means not involving a well.

(2)
Reserve data tables may not add due to rounding.

(3)
Natural gas liquids reserves are not significant and have been presented in combination with crude oil reserves.

(4)
Revisions of previous estimates include changes to proved reserves, resulting from new information (except for an increase in proved acreage) normally obtained from development drilling and production history or resulting from a change in economic factors, such as changes in constant prices used for the reserve evaluation. Revisions in 2020 are primarily due to Suncor's Oil Sands Base mining operations, Fort Hills oil sands mining project, Syncrude oil sands mining project and the Terra Nova offshore project being uneconomical under constant pricing such that no reserves are attributed to these properties. Similarily, proved undeveloped volumes associated with Suncor's MacKay River In Situ project are uneconomical under constant pricing and therefore no reserves are attributed to these volumes.

(5)
Improved recoveries relates to additions to reserves resulting from deployment of improved recovery schemes such as Steam Assisted Gravity Drainage in In Situ and waterflood in Exploration and Production.

(6)
Extensions and discoveries are additions to proved reserves from proved acreage of previously discovered reservoirs through additional drilling in periods subsequent to discovery or discovery of new fields with proved reserves or of new reservoirs of proved reserves in old fields.

Capitalized Costs

	At December 31, 2020			At December 31, 2019
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Exploration and evaluation assets(1)	2,061	225	2,286	2,178	250	2,428
Oil and gas properties(2)(3)	20,124	22,586	42,710	18,795	21,801	40,596
Plant and equipment(2)(3)	66,875	1,054	67,929	66,451	1,074	67,525
— accumulated provision(2)	(35,059)	(17,424)	(52,483)	(30,581)	(15,298)	(45,879)

Total	54,001	6,441	60,442	56,843	7,827	64,670

(1)
Exploration and evaluation assets largely represent amounts associated with unproved properties, but may include properties with proved reserves for which Suncor's Board of Directors have not sanctioned development. See note 18 of the 2020 Consolidated Financial Statements.

(2)
Oil and Gas Properties, Plant and Equipment and the accumulated provision largely represent amounts associated with proved properties. See note 15 of the 2020 Consolidated Financial Statements. Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2020 Consolidated Financial Statements that relate to the company's right-of-use assets under IFRS 16. See note 17 of the 2020 Consolidated Financial Statements.

(3)
Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2020 Consolidated Financial Statements that relate to the company's decommissioning and restoration activities.

Costs Incurred for Property Acquisition, Exploration and Development Activities

	Year ended December 31, 2020			Year ended December 31, 2019
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Unproved property acquisition	—	—	—	—	—	—
Proved property acquisition	—	—	—	—	—	—
Exploration(1)	174	189	363	204	248	452
Development(2)	2,723	431	3,154	3,580	992	4,572

Total	2,897	620	3,517	3,784	1,240	5,024

(1)
Includes amounts capitalized to Exploration and Evaluation on the Consolidated Balance Sheets as well as those charged to Exploration Expense on the Consolidated Statements of Comprehensive Income (Loss), of the 2020 Consolidated Financial Statements.

(2)
Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2020 Consolidated Financial Statements that relate to the company's decommissioning and restoration activities.

Results of Operations for Oil and Gas Producing Activities

	Year ended December 31, 2020			Year ended December 31, 2019
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Operating revenues, net of royalties	10,522	1,756	12,278	17,430	3,070	20,500
Other income	298	54	352	172	430	602

	10,820	1,810	12,630	17,602	3,500	21,102
Purchases of crude oil and products	844	—	844	1,407	—	1,407
Operating, selling and general	7,169	476	7,645	8,027	525	8,552
Transportation	1,223	100	1,323	1,293	80	1,373
Depreciation, depletion, amortization and impairment	6,430	2,147	8,577	8,170	1,505	9,675
Exploration	57	129	186	127	129	256
Gain on disposal of assets	(1)	—	(1)	(14)	(228)	(242)
Finance expenses	336	47	383	318	73	391

(Loss) earnings before income taxes	(5,238)	(1,089)	(6,327)	(1,726)	1,416	(310)
Income taxes — (recovery) expense	(1,442)	(257)	(1,699)	(1,299)	411	(888)

Net (loss) earnings	(3,796)	(832)	(4,628)	(427)	1,005	578

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves(1)

        The standardized measure of discounted future net cash flows relating to Suncor's proved oil and gas reserves are calculated in accordance with FASB Topic 932 — "Extractive Activities — Oil and Gas". Future cash inflows are estimated using the average of the first-day-of-the-month prices for the twelve-month period prior to the end of reporting period, which are also used in estimating the entity's proved oil and gas reserves. Future development and production costs, including the associated decommissioning and restoration activities, are calculated by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. The appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, were applied to the future pretax net cash flows, less the tax basis of the properties involved. A prescribed rate of 10% is applied to discount the future net cash flows.

        The calculation of the standardized measure of discounted future net cash flows is based upon information prepared by the company's independent qualified reserves evaluator (which includes decommissioning and restoration activities), and adjusted for future income taxes.

        It should not be assumed that the estimates of future net cash flows presented in the tables below represent the fair market value of the reserves. There is no assurance that the price and cost assumptions will be attained and variances could be material. Future changes to income tax, royalty and environmental regulations could also have a significant impact on the respective assumptions. There is no guarantee that the estimates for SCO, bitumen, crude oil, and natural gas reserves provided herein will be recovered. Actual SCO, bitumen, crude oil, and natural gas reserves may be greater than or less than the estimates provided herein.

        The following twelve-month average prices were used to calculate the standardized measure of discounted future net cash flows (using the first-day-of-the-month prices for the twelve-month period prior to the end of the reporting period):

Year	Brent North Sea	WTI Cushing Oklahoma	WCS Hardisty Alberta	Light Sweet Edmonton Alberta	Pentanes Plus Edmonton Alberta	AECO Gas	National Balancing Point North Sea
	US$/bbl	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/mmbtu	Cdn$/mmbtu
2020	41.77	39.57	35.81	45.51	49.73	2.17	4.32
2019	63.15	55.69	57.22	67.66	68.70	1.66	6.69

	At December 31, 2020			At December 31, 2019
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Future cash inflows	56,737	7,552	64,289	251,040	13,218	264,258
Future production costs	(28,763)	(2,388)	(31,151)	(145,374)	(3,960)	(149,334)
Future development costs	(15,115)	(2,285)	(17,400)	(52,917)	(3,287)	(56,204)
Future income tax expenses	(2,839)	(194)	(3,033)	(10,716)	(1,764)	(12,480)

Future net cash flows	10,020	2,685	12,705	42,033	4,207	46,240
10% Discount Factor	(5,588)	(279)	(5,867)	(22,655)	(308)	(22,963)

Standardized measure of discounted future net cash flows	4,432	2,405	6,837	19,378	3,899	23,277

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

($ millions)	2020	2019
Standardized measure of discounted future net cash flows — beginning of year	23,277	26,267
Sales and transfers of oil and gas produced	(4,852)	(8,005)
Net changes in sales prices and operating costs related to future production	(19,761)	(5,673)
Net change due to extensions, discoveries and improved recovery	292	2,632
Net change due to acquisition and dispositions	—	—
Net change due to revisions in quantity estimates	1,355	(834)
Previously estimated development costs incurred during the period	894	4,077
Changes in estimated future development costs	619	(314)
Accretion of discount	1,681	2,773
Net change in income taxes	3,333	2,353

Standardized measure of discounted future net cash flows — end of year	6,837	23,277

(1)
Tables may not add due to rounding.

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  EXHIBIT 99.9
Supplementary Oil and Gas Disclosures (unaudited)